HERSHA HOSPITALITY TRUST

44 Hersha Drive
Harrisburg, PA 17102
Phone: (717) 236-4400
Fax: (717) 774-7383

April 23, 2008

Mr. Kevin Woody
United States Securities and Exchange Commission
450 Fifth Street, N.E.
Washington, D.C. 20549-7010
Fax:  202-772-9210

Re:	Hersha Hospitality Trust
Form 10-K for the year ended December 31, 2007
File No. 1-14765

Dear Mr. Woody:

This letter responds to your letter dated April 1, 2008, containing comments of the Staff of the Securities and Exchange Commission relating to the Annual Report on Form 10-K for the fiscal year ended December 31, 2007 filed by Hersha Hospitality Trust (“Hersha” or the “Company”).  The Staff’s comments and the Company’s responses are set forth below.

Form 10-K for the year ended December 31, 2007

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 29

1.
Please tell us how you have complied with Item 303(a)(4) of Regulation S-K, which calls for discussion, in a separately-captioned section, of off-balance sheet arrangements. Additionally, we note from the disclosure on page 16 of the consolidated financial statements of Mystic Partners, LLC, one of your unconsolidated joint ventures, that your operating partnership has entered into conditional payment guarantees with Merrill Lynch related to the Hartford Marriott loan and the Hartford Hilton loan.  As part of your response, please tell us how you evaluated loan guarantees of this nature as well as other transactions which you might have entered into as a result of your relationships with your various joint ventures.  Finally, please tell us how you determined the applicability of FIN 45 to the conditional payment guarantees mentioned above.

Response.

Item 303(a)(4) of Regulation S-K requires a discussion of “the registrant’s off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the registrant's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.”

We have entered into one transaction that qualifies as an off-balance sheet arrangement -- the loan guarantees referenced above.  However, we have concluded that these guarantees are not reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.  Accordingly, we do not have any off balance sheet arrangements that warrant disclosure under Item 303(a)(4) of Regulation S-K

As disclosed in the Mystic Partners, LLC (“Mystic Partners”) consolidated financial statements included in our Form 10-K, Mystic Hotel Investors, LLC (“MHI”) and our operating partnership, Hersha Hospitality Limited Partnership (“HHLP”), have entered into conditional payment guarantees with Merrill Lynch related to a $50.0 million loan on the Hartford Marriott and a $27.0 million loan on the Hartford Hilton.  Each conditional payment guarantee is contingent upon the occurrence of certain conditions, including the net worth of Mystic Partners falling below $50.0 million.

Mr. Kevin Woody
United States Securities and Exchange Commission
April 23, 2008
2 of 5

We evaluated our obligations to stand ready to perform over the term of the conditional payment guarantees and determined that the fair value related to these obligations is insignificant.  Under paragraph 9(b) of FIN 45, we evaluated the fair value of the conditional payment guarantees considering the following factors:

We have determined it is unlikely that these guarantees will be called for the following reasons:

•
We estimate the total net worth of the venture to be approximately $106 million, which is more than two times the net worth requirement of the guarantees and is supported by appraisals conducted at the time of formation by an MAI certified third party appraisal firm.

•
For the net worth of the venture to drop below $50 million, the overall portfolio would have to experience a 30% to 40% decline in total value.  Seven of the nine properties within the venture are stabilized properties with consistent and growing cash flow and performance history.  These assets are spread across two states, are in varying markets, maintain only Marriott and Hilton brands and consist of full service, select service, and extended stay products.  The probability of a decrease in value of this magnitude across seven assets is remote.

•
The seven stabilized assets all have conduit-based financing that is strictly governed by REMIC laws.  There is no ability to place additional debt or mezzanine financing on the stabilized assets and there is no way for the existing owners to refinance their equity out of these assets without a sale of the asset.

Even if these guarantees are called, it is unlikely that Hersha, as opposed to MHI, would have exposure pursuant to the guarantees for the following reasons:

•
The Hartford Marriott was appraised with a value of approximately $71.3 million on August 1, 2005.  HHLP maintains a 15% equity stake in this asset valued at approximately $6.7 million.  In the event of a default under the loan agreements, HHLP has a right to force a liquidation of the asset to protect itself from any liability associated with the guarantee.  In order to liquidate without any exposure to the guarantors, the asset would need to be sold at $51.7 million or approximately $126,000 per room.  We believe the current replacement cost of this asset is approximately $200,000 to $225,000 per room.

•
The Hartford Hilton was appraised with a value of approximately $36.8 million on June 15, 2005.  HHLP maintains an 8.8% equity stake in this asset valued at approximately $1.2 million.  In the event of a default under the loan agreements, HHLP has a right to force a liquidation of the asset to protect itself from any liability associated with the guarantee.  In order to liquidate without any exposure to the guarantors, the asset would need to be sold at $23.2 million or $59,000 per room.  We believe the current replacement cost of this asset is approximately $150,000 to $165, 000 per room.

•
HHLP has a preference on both a return on contributed capital invested and return of contributed capital.  Approximately $60 million of subordinated contributed capital exists in Mystic Partners that would be at risk prior to any risk to HHLP.

Based on these factors, we have determined that the probability of performing under these guarantees is remote.  We have also determined that the value attributed to the guarantees is insignificant as disclosed in Note 3 on page 65 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2007.  Therefore, these guarantees are not reasonably likely to have a current or future effect on the registrant's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.  Accordingly, there are no arrangements that are required to be discussed pursuant to Item 303(a)(4) of Regulation S-K.

Mr. Kevin Woody
United States Securities and Exchange Commission
April 23, 2008
3 of 5

Financial Statements

Principles of Consolidation and Presentation, page 53

2.
We note that you have the majority ownership interest for the stabilized hotels within Mystic Partners, LLC.  Please tell us generally how you concluded that you are not the primary beneficiary of this joint venture under FIN 46R.

Response.

Background

Mystic Partners was formed by MHI and HHLP in 2005 for the purpose of owning and operating a portfolio of nine hotel properties previously owned by MHI or its affiliates.  MHI contributed its wholly-owned or majority interest in each of the nine properties to Mystic Partners and HHLP contributed cash, which was distributed to MHI upon closing on each property.  Mystic Partners consists of seven stabilized properties and two development properties.  HHLP has a 66.7% interest in Mystic Partners’ interest in each of the seven stabilized properties, a 15.0% interest in Mystic Partners’ interest in the Hartford Marriott and a 10% interest in Mystic Partners’ interest in the Hartford Hilton.

MHI is the managing member of Mystic Partners and is responsible for the operation of the venture.  Each of the nine hotels has a management agreement with an affiliate of MHI, the Waterford Hotel Group, Inc. (“WHG”), who receives a management fee equal to 3% of revenues.  The management agreements also provide for an incentive management fee payable to WHG equal to 10% of distributable funds if certain thresholds are met.  With the exception of the Hilton Hartford, each property has entered into asset management agreements with 44 New England Management Company, a wholly owned subsidiary of HHLP, that provide for a fee of 1% (0.25% for the Hartford Marriott) of revenues for asset management services provided.  The management fee, incentive management fee and asset management fee represent fair market rates for the services provided.

HHLP receives an 8.5% preferred return on its contributed capital in Mystic Partners.  Once HHLP receives its preferred return, MHI receives an 8.5% return on its contributed capital.  Until both parties have received the specified return on contributed capital in a given year, funds available for distribution are calculated based on the financial performance of the nine property portfolio as a whole -- not on a property-by-property basis or stabilized versus developmental portfolio basis.  Once both members have received their return on contributed capital, excess funds available for distribution are provided to each member in accordance with percentages that provide MHI with returns that are proportionately in excess of their ownership interest in each property.

Mystic Partners also provides HHLP with a preference in return of its contributed capital upon a liquidating event.  HHLP will have its contributed capital returned in its entirety before MHI has any of its contributed capital returned upon a liquidating event.

Identification of Primary Beneficiary under FIN 46R

Paragraph 14 of FIN 46R states “[a]n enterprise shall consolidate a variable interest entity if that enterprise has a variable interest (or combination of variable interests) that will absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns, or both.”

Paragraph 15 of FIN 46R states “[t]he enterprise that consolidates a variable interest entity is called the primary beneficiary of that entity.”  Paragraph 16 of FIN 46R states that “[f]or purposes of determining whether it is the primary beneficiary of a variable interest entity, an enterprise with a variable interest shall treat variable interests in that same entity held by its related parties as its own interests.” For purposes of FIN 46R, “de facto agents” are included in the definition of related parties.

Mr. Kevin Woody
United States Securities and Exchange Commission
April 23, 2008
4 of 5

Pursuant to paragraph 16(d)(1) of FIN 46R, we have concluded that MHI is a de facto agent of HHLP based on the terms and conditions of the Mystic Partners Limited Liability Company Agreement (the “Agreement”).  In Section 8 of the Agreement, the sale, transfer, or encumbrance of membership interest by either Member is prohibited without the consent of the other Member.

Paragraph 17 of FIN 46R states “if two or more related parties hold variable interests in the same variable interest entity, and the aggregate variable interest held by those parties would, if held by a single party, identify that party as the primary beneficiary, then the party, within the related party group, that is most closely associated with the variable interest entity is the primary beneficiary.” Paragraph 17 also lists the following factors to be considered in evaluating which party within a related party group is most closely associated with a variable interest entity:  (a) the existence of a principal-agency relationship between parties within the related party group, (b) the relationship and significance of the activities of the variable interest entity to the various parties within the related party group, (c) a party’s exposure to the expected losses of the variable interest entity, and (d) the design of the variable interest entity.  We conclude that MHI is most closely associated with Mystic Partners and is the primary beneficiary based on the analysis below.

•	MHI owned and operated all the contributed properties prior to the contribution of the properties to Mystic Partners;
•
MHI conducts the day-to-day management of Mystic Partners in order to implement the applicable business plan, operating budget and all major decisions or other decisions (thereby exercising a greater degree of control over the operations of Mystic Partners than HHLP is able to),

•	MHI has a majority of the exposure to the expected losses and expected residual returns of Mystic Partners as discussed further below.

HHLP’s preferential position in return of contributed capital insulates it from absorbing expected losses (as defined by FIN 46R), as proceeds received upon a liquidating event would be distributed first to HHLP until HHLP received its entire contributed capital balance.  In the event a property was sold below its contributed capital basis, MHI would absorb the variability to the extent of their contributed capital balance before HHLP absorbed any of the variability.  HHLP’s interest in Mystic Partners was designed to be insulated from expected losses and to limit participation in expected residual returns in excess of the 8.5% return on its contributed capital.  For these reasons, we concluded at the time of the formation of Mystic Partners that MHI was the primary beneficiary of Mystic Partners.  We have revisited this analysis as required under FIN 46R and continue to conclude that MHI is the primary beneficiary.

Minority Interests, page 55

3.
Please revise to disclose the amount of consideration that would be paid to the holders of the non-controlling interests in the operating partnership as if the termination of the operating partnership occurred on the balance sheet date.

Response.

On page 55 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2007, we state:

At December 31, 2007, there were 6,424,915 units outstanding with a fair market value of $61,037.

Mr. Kevin Woody
United States Securities and Exchange Commission
April 23, 2008
5 of 5

This statement describes only the minority interests -- those interests held by partners other than Hersha -- not all units of the partnership.  This fair market value is derived from the per share price of our common shares on the American Stock Exchange, for which the minority units are redeemable on a one for one basis.

Beginning with our quarterly report on Form 10-Q for the quarter ended March 31, 2008, we will revise our disclosure to explicitly describe the units of our operating partnership as non-controlling interests and the basis on which this value is determined.  We anticipate that our revised disclosure will read as follows:

At March 31, 2008, there were X,XXX,XXX non-controlling units outstanding with a fair market value of $XX,XXX, based on the price per share of our common shares on the American Stock Exchange on such date.  These units are redeemable for our  common shares on a one-for-one basis.

*******************

In connection with the foregoing response, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any further questions or comments you may have regarding this filing to the undersigned at (215) 238-0157(facsimile).

Very truly yours,

/s/ Ashish R. Parikh
Ashish R. Parikh
Chief Financial Officer

cc:	Mr. Jay H. Shah
James S. Seevers, Jr., Esq. (Hunton & Williams LLP)